UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): November 9, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On November 9, 2012, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended September 30, 2012. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated November 9, 2012 containing financial information and accompanying discussion for the quarter ended September 30, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: November 9, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE

Company: National Bancshares Corporation
            OTC Bulletin Board - NBOH
Contact: Mark R. Witmer, President and CEO
Address: 112 West Market Street
            Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: November 9, 2012

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $857,000 for the quarter ended September 30, 2012, an increase from $762,000 for the same period in 2011. Earnings per share were $0.39 and $0.34 for September 30, 2012 and 2011, respectively.

Third Quarter 2012 Business Highlights:

- Net interest income for the quarter ended September 30, 2012 was $3,669,000, an increase of $230,000 or 6.7% compared to $3,439,000 in the same period in 2011.

- Noninterest expense decreased 2.0% to $3,093,000.

- Loans, net of allowance for loan losses increased $41.5 million or 19.4% from $213.9 million as of December 31, 2011 to $255.4 million as of September 30, 2012.

- Total deposits increased $42.0 million or 12.3% from $340.7 million as of December 31, 2011 to $382.7 million as of September 30, 2012.

Year-to-Date 2012 Highlights:

Net income for the first nine months of 2012 increased 2.0% to $1,874,000 from $1,838,000 for the same period in 2011. Net income was positively impacted by an increase in net interest income and a decrease in noninterest expense and negatively impacted by an increase in the provision for loan losses.

Provision for loan losses totaled $1,339,000 for the first nine months of 2012 compared to $447,000 for the same period in 2011. The increase in the provision for loan losses is primarily related to changes in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships. Charge-offs of $481,000 and $282,000 were recorded for these relationships, in the second and third quarters of 2012 respectively.

Noninterest income for the first nine months decreased $97,000 or 4.5%, to $2,073,000 from $2,170,000 in the same period in 2011. Noninterest income in 2011 included $171,000 of gains recorded on the sale of the guaranteed portion of six Small Business Administration (SBA) loans and $173,000 of gains recorded on the sale of securities. Mortgage banking income increased $179,000 for the nine month period ended September 30, 2012 compared to the same period in 2011, due to an increase of mortgage loans sold.

Noninterest expense for the first nine months of 2012 was $9,106,000, a decrease of 3.6% from $9,450,000 for the same period in 2011, due to a reduction of legal expenses, a reduction in the use of outside information technology consultants and a decrease in the FDIC assessment expense, due to a change in the methodology of calculating the FDIC assessment.

September 30, 2012 Financial Condition:

Total assets increased 10.8% to $450.1 million as of September 30, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $131.5 million compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $41.5 million to $255.4 million compared to $213.9 million at December 31, 2011. Deposits increased 12.3% to $382.7 million compared to $340.7 million at December 31, 2011. Shareholders' equity increased 5.2% to $45.0 million from $42.7 million at the end of 2011. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $4.4 million compared to $3.6 million as of December 31, 2011.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,402,000 at September 30, 2012. Allowance for loan losses as a percentage of total loans decreased from 1.46% at year-end 2011 to 1.31% at September 30, 2012, due to a decrease in the percentage of classified loans to total loans during the same period.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $1.5 million at September 30, 2012. The decrease was primarily due to three loans that were transferred to other real estate owned and one significant relationship that was changed from nonaccrual status to accrual. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest.

Loans past due 30 through 89 days and still accruing, decreased from $641 thousand to $618 thousand as of September 30, 2012. Adversely classified loans, including substandard and doubtful, decreased from $7.2 million at December 31, 2011 to $6.2 million at September 30, 2012. Management believes the allowance for loan losses is adequate as of September 30, 2012.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking

statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
Cash and cash equivalents	$36,833	$31,937	$23,125	$15,213	$29,071
Securities available for sale	131,450	137,957	145,930	150,175	144,008
Loans, net	255,448	239,924	222,346	213,952	207,096
Deposits	382,679	370,743	352,408	340,664	340,319
Repurchase agreements	12,627	9,417	9,816	10,168	10,071
Federal Home Loan Bank advances	5,000	8,000	8,000	8,000	9,000
Shareholders' equity	44,950	43,740	43,156	42,745	42,215
Total assets	450,051	436,154	417,731	406,086	407,059

Income Statement Data: (dollars in thousands, except per share data)	Nine months ended		
	Sep 30, 2012	Sep 30, 2011	Change
Interest income	$11,892	$11,487	3.5 %
Interest expense	1,343	1,581	(15.1)%
Net interest income	10,549	9,906	6.5 %
Provision for loan losses	1,339	447	199.6 %
Net interest income after provision for loan losses	9,210	9,459	(2.6)%
Noninterest income	2,073	2,170	(4.5)%
Noninterest expense:			
Salaries and employee benefits	4,508	4,470	0.9 %
Data processing	889	865	2.8 %
Net occupancy	1,050	1,113	(5.7)%
Professional and consulting fees	297	497	(40.2)%
FDIC assessment	215	302	(28.8)%
Other	2,147	2,203	(2.5)%
Total noninterest expense	9,106	9,450	(3.6)%
Income before income taxes	2,177	2,179	(0.1)%
Income tax expense	303	341	(11.1)%
Net income	$1,874	$1,838	2.0 %
Earnings per share, basic and diluted	$0.85	$0.83	2.4 %
Weighted average shares outstanding, basic	2,217,194	2,210,914	
Weighted average shares outstanding, diluted	2,219,708	2,210,914	

Income Statement Data: (dollars in thousands, except per share data)	Three months ended		
	Sep 30, 2012	Sep 30, 2011	Change
Interest income	$4,108	$3,920	4.8 %
Interest expense	439	481	(8.7)%
Net interest income	3,669	3,439	6.7 %
Provision for loan losses	209	150	39.3 %
Net interest income after provision for loan losses	3,460	3,289	5.2 %
Noninterest income	714	817	(12.6)%
Noninterest expense:			
Salaries and employee benefits	1,557	1,521	2.4 %
Data processing	304	296	2.7 %
Net occupancy	348	368	(5.4)%
Professional and consulting fees	101	171	(40.9)%
FDIC assessment	66	72	(8.3)%
Other	717	728	(1.5)%
Total noninterest expense	3,093	3,156	(2.0)%
Income before income taxes	1,081	950	13.8 %
Income tax expense	224	188	19.1 %
Net income	$857	$762	12.5 %
Earnings per share, basic and diluted	$0.39	$0.34	14.7 %
Weighted average shares outstanding, basic	2,218,445	2,213,269	
Weighted average shares outstanding, diluted	2,220,891	2,213,269	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Sep 2012	Jun 2012	Mar 2012	Dec 2011
Interest income	$4,108	$3,934	$3,850	$3,926
Interest expense	439	451	453	469
Net interest income	3,669	3,483	3,397	3,457
Provision for loan losses	209	981	149	153
Net interest income after provision for loan losses	3,460	2,502	3,248	3,304
Noninterest income	714	723	636	862
Noninterest expense	3,093	2,967	3,046	3,289
Income (loss) before income taxes	1,081	258	838	877
Income tax expense (benefit)	224	(59)	138	103
Net income	$857	$317	$700	$774
Earnings per share:				
Basic and Diluted	$0.39	$0.14	$0.32	$0.35
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,218,445	2,216,562	2,216,526	2,213,269

	Sep 2011	Jun 2011	Mar 2011	Dec 2010
Interest income	$3,920	$3,892	$3,675	$3,704
Interest expense	481	522	578	755
Net interest income	3,439	3,370	3,097	2,949
Provision for loan losses	150	150	147	879
Net interest income after provision for loan losses	3,289	3,220	2,950	2,070
Noninterest income	817	621	732	744
Noninterest expense	3,156	3,148	3,146	2,969
Income (loss) before income taxes	950	693	536	(155)
Income tax expense (benefit)	188	104	49	(163)
Net income	$762	$589	$487	$8
Earnings per share:				
Basic and Diluted	$0.34	$0.27	$0.22	$0.01
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,213,269	2,209,717	2,209,717	2,205,973